UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-A
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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(B) OR 12(G) OF THE
SECURITIES EXCHANGE ACT OF 1934
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DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)
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Delaware	73-1356520
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)
5330 East 31st Street Tulsa, Oklahoma 74135 (Address of Principal Executive Offices)
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Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Series A Junior Participating Preferred Stock	New York Stock Exchange
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If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

ITEM 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

On May 18, 2011, pursuant to a stockholder rights agreement dated as of May 18, 2011 (the “Rights Agreement”) between Dollar Thrifty Automotive Group, Inc. (the “Company”) and Computershare Trust Company, N.A., as Rights Agent, the board of directors of the Company (the “Board”) authorized and declared a dividend distribution of one right (individually, a “Right” and, collectively, the “Rights”) for each outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Shares”) to stockholders of record at the close of business on May 30, 2011 (the “Record Date”).  Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Shares”), at a price of $240.00 per share, subject to adjustment (the “Purchase Price”).

Under the Rights Agreement, the Rights will be evidenced by the certificates evidencing Common Shares or book-entries representing uncertificated shares until the date (the “Distribution Date”) that is the earlier to occur of: (i) the close of business on the date that is ten business days after the first date (the “Share Acquisition Date”) of public announcement that a person (other than the Company, a subsidiary or employee benefit or stock ownership plan of the Company or any of its affiliates or associates, or an Exempt Person, as defined below), together with its affiliates or associates, has acquired beneficial ownership of 20% or more of the outstanding Common Shares (any such person being hereinafter called an “Acquiring Person”) or (ii) the close of business on the date specified by the Board following the commencement or first public disclosure of a tender offer or exchange offer by any person (other than the Company, a subsidiary or employee benefit or stock ownership plan of the Company or any of its affiliates or associates), whether such commencement or first public disclosure occurs before or after the date of the Rights Agreement, the consummation of which would result in beneficial ownership by such person of 20% or more of the outstanding Common Shares. An “Exempt Person” means each person that beneficially owns as of the date of the Rights Agreement 20% or more of the outstanding Common Shares, except that each such person will be considered an Exempt Person only if and so long as the Common Shares that are beneficially owned by such person do not exceed the number of Common Shares which are beneficially owned by such person on the date of the Rights Agreement, plus any additional Common Shares representing not more than 1% of the Common Shares then outstanding, and except that a person will cease to be an Exempt Person immediately at such time as such person ceases to be the beneficial owner of more than 20% of the Common Shares then outstanding.

The Rights Agreement provides that, until the Distribution Date, the Rights may be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), any certificate or, in the case of uncertificated shares, any initial transaction statement or subsequent period statement evidencing the transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates evidencing Common Shares or the registration of transfer of ownership of Common Shares in the share register of the Company will also constitute the transfer of the Rights associated with such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. No Right is exercisable at any time prior to the Distribution Date. The Rights will expire on the first anniversary of the Record Date unless earlier redeemed, exchanged or amended by the Company as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

The Purchase Price payable, and the number of Preferred Shares or other securities issuable, upon exercise of the Rights will be subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of Preferred Shares of certain rights, options or warrants to subscribe for or purchase the Preferred Shares at a price, or securities convertible into the Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares, or

(iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash (excluding regular periodic cash dividends), assets, stock (excluding dividends payable in the Preferred Shares) or subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-hundredths of the Preferred Shares issuable upon exercise of each Right will be subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or a subdivision, combination or reclassification of Common Shares occurring, in any such case, prior to the Distribution Date.

The Preferred Shares issuable upon exercise of the Rights will have the rights and preferences set forth in the Certificate of Designation of Series A Junior Participating Preferred Stock filed with the Secretary of State of the State of Delaware on July 27, 1998. The Preferred Shares will not be redeemable. If issued, each outstanding Preferred Share will be entitled, in connection with the declaration of a dividend on the Common Shares, to a preferential dividend payment equal to the greater of (i) $1.00 per share and (ii) an amount equal to 100 times the related dividend declared per Common Share. Subject to customary anti-dilution provisions, in the event of liquidation, the holders of Preferred Shares will be entitled to a preferential liquidation payment equal to the greater of (a) $100 per share and (b) an amount equal to 100 times the liquidation payment made per Common Share. Because of the nature of the Preferred Shares’ dividend, voting and liquidation rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of a Right should approximate the value of one Common Share.

Rights will be exercisable to purchase Preferred Shares only after the Distribution Date occurs and prior to the occurrence of a Flip-in Event as described below. A Distribution Date resulting from the commencement of a tender offer or exchange offer described in clause (ii) of the second paragraph of this summary could precede the occurrence of a Flip-in Event and thus result in the Rights being exercisable to purchase Preferred Shares. A Distribution Date resulting from any occurrence described in clause (i) of the second paragraph of this summary would necessarily follow the occurrence of a Flip-in Event and thus result in the Rights being exercisable to purchase Common Shares or other securities as described below.

Under the Rights Agreement, in the event (a “Flip-in Event”) that (i) any person becomes an Acquiring Person, (ii) any Acquiring Person or any affiliate or associate of such person merges into or combines with the Company and the Company is the surviving corporation, (iii) any Acquiring Person or any affiliate or associate of such person effects certain other transactions with the Company, or (iv) during such time as there is an Acquiring Person the Company effects certain transactions, in each case as described in the Rights Agreement, then, in each such case, proper provision will be made so that from and after the occurrence of such event, each holder of a Right, other than Rights that are or were owned beneficially by an Acquiring Person or any affiliate or associate of such person (which, from and after the date of a Flip-in Event, will be null and void), will have the right to receive, upon exercise thereof at the then-current exercise price of a Right, that number of Common Shares (or, under certain circumstances, an economically equivalent security of the Company or other assets) that at the time of such Flip-in Event have a market value of two times the exercise price of the Right.

In the event (a “Flip-over Event”) that, at any time after a person has become an Acquiring Person, (i) the Company merges with or into any person and the Company is not the surviving corporation, (ii) any person merges with or into the Company and the Company is the surviving corporation, but all or part of the Common Shares are changed or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company's assets or earning power, including securities creating obligations of the Company, are sold, in each case as described in the Rights Agreement, then, and in each such case, proper provision will be made so that each holder of a Right, other than Rights which have become void, will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of Common Shares (or, under certain circumstances, an economically equivalent security or securities) of such other person that at the time of such Flip-over Event have a market value of two times the exercise price of the Right.

From and after the Distribution Date, Rights (other than any Rights that have become null and void) will be exercisable as described above, upon payment of the aggregate exercise price in cash. In addition, at any time after the earlier of the Share Acquisition Date and the Distribution Date and prior to the acquisition by any person or group of affiliated or associated persons of 50% or more of the outstanding Common Shares, the Company may exchange the Rights (other than any Rights that have become null and void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment in the Purchase Price of at least 1%. The Company will not be required to issue fractional Preferred Shares (other than fractions that are integral multiples of one one-hundredth of a Preferred Share, which may, at the option of the Company, be evidenced by depositary receipts) or fractional Common Shares or other securities issuable upon the exercise of Rights. In lieu of issuing such securities, the Company may make a cash payment, as provided in the Rights Agreement.

The Company may, at its option, redeem the Rights in whole, but not in part, at a price of $0.001 per Right, subject to adjustment (the “Redemption Price”), at any time prior to the earlier of (i) the close of business on the Share Acquisition Date and (ii) the close of business on the Expiration Date. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Prior to the time at which the Rights cease to be redeemable, the Rights Agreement may be amended by the Company without the approval of any holders of Rights Certificates, including amendments that increase or decrease the Purchase Price, that add other events requiring adjustment to the Purchase Price payable and the number of the Preferred Shares or other securities issuable upon the exercise of the Rights or that modify procedures relating to the redemption of the Rights, except that no amendment may be made that decreases the stated Redemption Price to an amount less than $0.001 per Right.

 The Board will have the exclusive power and authority to administer the Rights Agreement and to exercise all rights and powers specifically granted to the Board or to the Company therein, or as may be necessary or advisable in the administration of the Rights Agreement, including without limitation the right and power to interpret the provisions of the Rights Agreement and to make all determinations deemed necessary or advisable for the administration of the Rights Agreement (including any determination to redeem or not redeem the Rights or to amend or not amend the Rights Agreement). All such actions, calculations, interpretations and determinations (including any omission with respect to any of the foregoing) which are done or made by the Board in good faith will be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties and will not subject the Board to any liability to any person, including without limitation the Rights Agent and the holders of the Rights.

A copy of the Rights Agreement is attached as Exhibit 1 hereto and is incorporated by reference herein. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights is as of the Record Date, does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

ITEM 2.	EXHIBITS

1.
Rights Agreement, dated as of May 18, 2011, between Dollar Thrifty Automotive Group, Inc. and Computershare Trust Company, N.A., which includes the Form of Right Certificate as Exhibit A and the Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit C

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Registrant)

May 18, 2011	By:	/s/ H. CLIFFORD BUSTER III
H. Clifford Buster III
Senior Executive Vice President, Chief Financial
Officer and Principal Financial Officer

EXHIBIT LIST

1.
Rights Agreement, dated as of May 18, 2011, between Dollar Thrifty Automotive Group, Inc. and Computershare Trust Company, N.A., which includes the Form of Right Certificate as Exhibit A and the Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit C